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                             September 17, 2020

       Fabian Monaco
       President and Director
       Wolverine Partners Corp.
       77 King Street West, Suite 400
       Toronto-Dominion Centre
       Toronto, ON M5K 0A1 Canada

                                                        Re: Wolverine Partners
Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 1,
2020
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 14,
2020
                                                            File No. 024-11311

       Dear Mr. Monaco:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Form 1-A filed September 1, 2020

       Security Ownership of Management and Certain Securityholders, page 70

   1. We note your revisions in response to prior comment 2. Please revise the table on page 70 to include the options
granted to Mr. Hermiz as reflected in the options table on page 71, or advise. Please note
that Item 12(b)(2) of Form 1-A requires presentation of the amount of equity securities
each holder has the right to acquire within sixty days. Refer to
                                                        Exchange Act Rule
13d-3(d)(1). In addition, it does not appear that your revised Summary and Risk Factor
disclosure reflects the total voting power of Mr. Hermiz or Mayde, Inc.
                                                        by virtue of their
beneficial ownership of not just subordinate voting shares and the exchangeable units that
are convertible into such, but also super voting shares and any options. In this
regard, we note that although super voting shares are not convertible into
 Fabian Monaco
Wolverine Partners Corp.
September 17, 2020
Page 2
      subordinate voting shares, they entitle the holder to 50 votes per super voting share held.
      Please revise the Summary and Risk Factor sections to accurately reflect the voting control each of these affiliates has.
        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameFabian Monaco
                                                            Division of
Corporation Finance
Comapany NameWolverine Partners Corp.
                                                            Office of Life
Sciences
September 17, 2020 Page 2
cc:       Frank Borger Gilligan
FirstName LastName